FOSTER PEPPER TOOZE LLP
ATTORNEYS AT LAW

RECEIVED
AUG 24 2006
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

RECD S.E.C.
AUG 24 2006
1086

Direct Phone
(503) 221-7752

Direct Facsimile
(888) 520-6962

E-Mail
shiec@fosterpdx.com

August 23, 2006

Via Federal Express

John Reynolds
Assistant Director, Office of Emerging Growth Companies
Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington D.C. 20549

Re: Albina Community Bancorp
Offering Statement on Form 1-A
File No. 24-10150

Dear Mr. Reynolds:

Thank you for your comments on the preliminary offering statement filed on Form 1-A for Albina Community Bancorp. We are enclosing for filing one original and six copies of the revised Form 1-A (including the Confidential section), as well as two additional copies marked (redlined) to show changes from the previous filing. Also enclosed is a copy of this letter for file stamping. Please file stamp the copy and return to us in the enclosed self-addressed envelope.

Financial information has been updated to include information as of and for the six months ended June 30, 2006.

Responses to Comments

The following are our responses to the comments in your letters dated July 21, 2006 and August 2, 2006. For your convenience in identifying changes responsive to the comments, the offering circular page numbers for the amended version and the redline copy are indicated below (Note: These are not the sequential page numbers):

No.	Topic of SEC Comment		Issuer's Response	New Page #	Redline Page #
1.	Suspension of reporting obligation		Issuer's number of record shareholders has never exceeded 300. See Exhibit 1 hereto for the number of shareholders for each year since 1996.	Ex. 1 to letter	NA
2.	Item 1(a) - Directors		Mr. Shapiro, Ms. Manning, and Mr. Bryce are directors of Albina Community Bank and not of the Issuer. The website does not indicate otherwise.	*	*

PORTLAND SEATTLE SPOKANE

601 SW Second Avenue Suite 1800 Portland, OR 97204.3171 503.221.0607 FAX 503.221.1510

3.	Item 1(d) and (e) – Record and beneficial owners		These items have been separated. Only Wells Fargo Bank, N.A. has separate beneficial ownership.	*	*
4.	Item 1 – Business and residential addresses		The information is now presented in the form requested.	*	*
5.	Item 4 – Jurisdictions		Information has been added. Note: California and New York have been deleted because we will not be offering in those states.	*	*
6.	Item 5(a)(1) – Name of Issuer		Information has been added.	*	*
7.	Item 5(a)(4) – Identity of recipients		Information has been added.	*	*
8.	Item 5(b) – Sales by Insiders		The reference to the sales by Mr. Stein and Mr. Lauinger have been deleted because neither was an officer at the time of the sale. The Item 5(c) disclosure has been added.	*	*
9.	NASD Clearance		We have received comments from the NASD which are being incorporated in the offering statement. We will advise the Commission prior to qualification as to whether clearance has been received from NASD.	NA	NA
10.	Maximum offering amount		The amount has been changed throughout.	Cover	Cover
11.	Reg. A Item 253 statement		The statement has been moved to the cover page.	Cover Pg. 1	Cover Pg. 2
12.	Quotation system and symbol		The information has been added.	Cover	Cover
13.	Footnote to proceeds table.		The information has been added.	Cover	Cover
14.	Footnote re: offering expenses		The information has been added. Note: Our estimate of expenses has increased.	Cover	Cover
15.	Change in circumstances		The language has been deleted.	Cover Pg. 2	Cover Pg. 3
16.	Table of Contents		The offering circular has been reorganized to separately highlight certain disclosure requirements and the Table of Contents has been revised accordingly.	i	I
17.	Competitive advantage statement		This statement has been revised.	2	2
18.	Clarify low growth period		The time period has been clarified.	2	2
19.	No min. offering risk factor		This risk factor has been clarified.	3	3
20.	Real estate market risk factor		The discussion has been added.	4	5
21.	Federal grants risk factor		The risk factor has been added.	6	8
22.	CDAR deposit risk factor		The risk factor has been added.	7	9
23.	Interest rate risk factor		The risk factor has been added.	4, 5	5-6
24.	Adjustable rate loan risk factor.		The risk factor has been added.	5	6
25.	CEO/CFO broker dealer exemption		The information has been added.	11	15
26.	Directed share program		There is no directed share program. There are no commitments to buy or sell shares with respect to this offering.	NA	NA

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27.	Bradshaw's ownership	The information has been added.	11	15-16
28.	Break-down of offering expenses	The information has been added.	8	11
29.	Irrevocable subscription	The language has been deleted.	9	12
30.	Limitations to investors	A disclosure has been added to the Terms of the Offering section that only directors, employees, and existing shareholders can purchase directly from the Issuer.	9	12
31.	Section 15(d) reporting obligation	The threshold number of shareholders has been changed to 300.	10	13
32.	Dilution table – options outstanding	The information has been added.	14	18
33.	Dilution table – net tangible book value increase correction	The information in the dilution table has changed due to revised estimate of offering expenses.	13	17
34.	Dilution table – footnote if Davidson sells all	The footnote has been revised.	13	17, 18
35.	Dilution comment re 10%	The comment has been deleted.	13	17
36.	Average prices paid for stock	The information has been added.	14-15	18, 20
37.	Use of proceeds table.	The information has been added in a table.	16	21
38.	Enhancement of bank capital	The comment has been clarified.	16	21
39.	Use of proceeds allocation	The information has been added in the new table.	16	21
40.	Leveraging of capital at bank	The disclosure has been clarified.	16	21
41.	Forward looking statement qualifier	The statement has been removed.	20	25
42.	Products and services	A cross-reference has been added to the overview section to reference the later more detailed discussion of products and services. A discussion of the three non-operational subsidiaries has been added to the overview.	22	27, 29
43.	Non-performing loans timeframe	The statement has been clarified.	20	25
44.	Non-performing loan risk factor	A risk factor has been added.	6	8
45.	"Well positioned" comment	This language has been revised.	21	26
46.	Grants subsidize underwriting standards	This comment has been revised to remove the reference to more flexible underwriting standards and more correctly state that the grants subsidize the more expensive underwriting processes required for these loans.	21	26
47.	Census tract description	The statement has been clarified.	21	26
48.	ATM network	The identity of the bank providing ATM access has been disclosed. The cost to the bank of this service is confidential information. A copy of the agreement with Key Bank is hereby filed as an exhibit subject to confidential treatment request.	21-22	27
49.	Investment product description	The statement has been clarified.	22	27
50.	Stock quotation	The statement has been added.	17	22
51.	High/low bid information	The information presented is based on actual transactions as reported by Bloomberg. The	17	22

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		information is being presented to provide investors with relevant information for purposes of evaluating the offering price; therefore, we believe that actual trade information is more relevant than bid quotations.		
52.	Number of record holders.	The information has been added.	17	22
53.	Unaudited information label	The information has been added.	19	24
54.	Market area demographic and economic factors	The information has been added.	24	31
55.	Competitive advantage comment	The comment has been revised.	25	33
56.	OEDD grant	The information has been added.	27	34
57.	Unaudited information label	The information has been added.	29	38
58.	Average equity calculation	The ROE for year ended December 31, 2005 has been revised. During 2005, equity increased by $645,458 but this increase came late in the year with equity averaging $6.595 million for the year as stated on page 46 in the "Average Yields Earned and Rates Paid" table. Dividing Net Income of $672 into $6,595 yields an ROE of 10.2%.	29	39
59.	Liquidity trends	The discussion has been added.	55	70-71
60.	Change in income taxes	The information has been added.	32, 33, 35	43, 44, 46
61.	Professional fee increase	The information has been added.		
62.	Guide 3 Item VII – Short term borrowing	The information has been added.	50	65
63.	Interest sensitivity explanation	The discussion has been added.	37-38	48-49
64.	Fed Fund investment	The discussion has been added	38	50
65.	Liability discussion	A reference to liabilities has been added with cross-references to more detailed discussions.	35	46
66.	Investment portfolio components	The discussion has been added.	39-40	51
67.	Loan portfolio trends	The discussion has been added.	43	56
68.	Guide 3 – Item III(B) – Loan maturities and interest rate sensitivities	The information is also present as of December 31, 2005.	44	56-58
69.	Guide 3 – Item I(C) – Changes in interest income and expense	The tables have been expanded.	49	63
70.	Guide 3 – Item V(D) - Certificate of deposit maturities	The table has been revised.	50	64
71.	Additional comments from banking regulators – (in letter dated August 2, 2006) (1) Provision for loan losses (2) Allowance	The discussion has been added.	51-52, F-11	65-68, F-17

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72.	Guide 3 – Item III(C)(1) – nonaccrual, past due and restructured loans		The Past Due, Nonaccrual, and Restructured by Loan Type table satisfies part (i) of IIIC1 of Industry Guide 3, as it discloses the interest that would have been recorded for the period ended June 30, 2006 if the loans had remained current in accordance with original terms. Specifically, we draw your attention to the columns labeled "Lost Interest." To satisfy part (ii) of Item IIIC1 of Industry Guide 3, we have added disclosure preceding the table and following the discussion of the nine nonaccrual loans held by the bank at June 30, 2006.	54	70
73.	CD renewal rates		The information has been added.	55-56	70-71
74.	Cash flow statement discussion		The information has been added.	57	72
75.	Director employment positions		The information has been added	60	77
76.	Schlotfeldt compensation		The executive compensation table has been revised to only show the three highest paid employees and Mr. Stein has been consequently removed. Mr. Schlotfeldt is not among the top 3.	64	82
77.	Froman employment agreement		There is no employment agreement with Mr. Froman.	NA	NA
78.	Gilbert compensation		The information has been added.	69	89
79.	Beneficial ownership information		The footnotes indicate that all of the entity shareholders, with the exception of Wells Fargo Bank, N.A., are non-profit organizations; therefore, there is no person holding a beneficial interest through them. The beneficial interest information with respect to the 5% or more shareholder of Wells Fargo has been added.	71	93
80.	Shares expected to be owned		The column heading has been added. The footnote to this table already indicates that this assumes that the maximum offering is sold.	70	91
81.	Fully paid and nonassessable statement		This statement has been removed.	73	97
82.	Securities and insurance underwriting		A clarifying statement has been added.	75	99
83.	Notes to Financial Statements – interim periods		The notes have been updated.	F-13 – F-14	F-20
84.	Note 1 – LLC investment		The disclosure has been supplemented. In April 2002, Albina Community Bank invested $365,000 in a limited liability corporation (LLC) formed for the purpose of owning a commercial building in North Portland for future branch expansion. The bank owned a 56.2% interest, with the balance owned by the Most Worshipful Prince Hall Grand	F-12	F-19

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			Lodge F.& A. M. for the States of Oregon, Idaho and Montana. During 2005, the bank determined that the building would not be used for a future branch and the property was sold, at which time the bank recognized an approximate $39,700 gain upon disposal. This level of disclosure would not be appropriate in the notes to the financial statements.		
85.	Stock-based compensation- transition method		The discussion has been added.	F-13, F-17	F-20, F-27
86.	Note 17 – Stock based compensation		As of December 31, 2005, the company had not adopted and implemented FAS 123(R). The interim financial information does reflect the minimum disclosure requirements of FAS 123(R).	F-37- F-38	F-47 – F-48
87.	Financial statement updating		Financial information has been updated through June 30, 2006.	NA	NA
88.	Independent auditor consent		A currently dated consent of the independent auditor is filed herewith.	Ex. 10.1	Ex. 10.1
89.	Placement Agent Agreement		The revised form of Placement Agent Agreement is filed herewith. We have submitted the revised agreement to the NASD for its approval. Upon receipt of NASD approval we will execute the Placement Agent Agreement and file it in an amendment to this Form 1-A.	Ex. 1	Ex. 1
90.	Subscription Agreement – minimum subscription waiver		The Subscription Agreement has been revised to remove reference to waiver of the minimum subscription amount.	Ex. 4.1 & 4.2	Ex. 4.1 & 4.2
91.	Instruments defining rights of security holders		The rights of preferred stock or Class B common stock are set forth in the Articles of Incorporation which were previously filed.	NA	NA
92.	Legality opinion - revision		The legality opinion has been revised.	Ex. 11.1	Ex. 11.1
93.	Legality opinion - filing		The revised legality opinion is filed herewith.	Ex. 11.1	Ex. 11.1

* Pages under Part I of Form 1-A are not page numbered.

Confidential Treatment Request

We respectfully request that confidential treatment be accorded to the ATM Access Service Agreement, which is filed herewith as a confidential exhibit. The agreement contains sensitive contractual information that may be used to the competitive detriment of Albina if disclosed.

Exemption 4 of the Freedom of Information Act provides that "trade secrets and commercial or financial information obtained from a person and privileged or confidential" information are protected from

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disclosure. This exemption has been construed as protecting information where its disclosure is likely (i) to impair the government's ability to obtain the necessary information in the future, or (ii) to cause substantial harm to the competitive position of the person from whom the information was obtained. We believe the contractual information contained in the confidential portion of the application could be used to the competitive disadvantage of Albina by other financial institutions who could use the information to enhance their positions. Moreover, common fairness dictates that Albina should not be forced to disclose such information, which is commonly maintained in secrecy in the banking industry, solely as a consequence of filing this application, while competitors may maintain the confidentiality of similar information. We believe, therefore, that the information being provided in the confidential portion of the application is protected from disclosure pursuant to Exemption 4.

We respectfully request that we be notified in advance of any decision to release any of the information for which confidential treatment is requested, in order to have the opportunity to present additional arguments or take additional steps to preclude or limit such release.

Thank you for your comments. We look forward to receiving approval of the offering statement. Please contact me directly at 502-221-7752 with any questions or comments.

Very truly yours,



Charmin B. Shiely

EXHIBIT 1

Albina Community Bancorp

Number of record Class A Common Shareholders historical data

Year	# Class A Common Shareholders of record as of the first day for each year:
1996	72
1997	264
1998	290
1999	282
2000	278
2001	269
2002	271
2003	283
2004	282
2005	287
2006	285

# of Class A Common Shareholders of record as of August 1, 2006	277

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